UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 21, 2014

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS SHIPPING RAIL BATCH FOR RUSSIAN RAILWAYS CERTIFICATION

Chelyabinsk, Russia – July 21, 2014 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports the beginning of the certification process for its 100-meter rails intended for general use, produced at
Chelyabinsk Metallurgical Plant’s universal rolling mill.
A batch of rails produced at Chelyabinsk Metallurgical Plant was sent to the town of Scherbinka near Moscow for laboratory and field tests at the experimental railway ring of Railway Research Institute JSC.
As per the requirements set in the Certification Register of Federal Railways,
the rails’ right to undergo certification was confirmed during preliminary tests that were held at Chelyabinsk Metallurgical Plant by a Russian Railways
commission. The plant’s rail products passed preliminary testing on all points and are fully up to Russian Railways demands.
The rails certification batch was produced using a unique technology of heat treatment in an organic polymer solution, which has no analogies in Russia.
The universal rolling mill’s annual capacity is 1.1 million tonnes. Once the mill reaches its project capacity, it will supply up to 400,000 tonnes of rails intended for general use, of high resistance to wear and contact endurance for high-speed railways, as well as rails for use in low temperatures.
“Improving competitiveness of Chelyabinsk Metallurgical Plant's universal rolling mill’s products on the domestic market is one of Mechel Group’s strategic goals. Once our rails pass certification, Russian Railways OAO will be provided rails that are not only of high quality, but are also adapted to use in
Russian climate, and will be able to reduce its dependence on imports, which is particularly important in the current economic situation,” Mechel OAO’s Chief
Executive Officer Oleg Korzhov commented.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: July 21, 2014	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO